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                                                  Filed by deCODE genetics, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 as amended
                                   Subject Company: MediChem Life Sciences, Inc.
                                                             File No.: 000-31781


On January 8, 2002, deCODE genetics, Inc. issued the following press release:

                                   * * * *
Contacts:
DECODE GENETICS                     MEDICHEM LIFE SCIENCES
Edward Farmer                       Ted Carithers
+354 570 2819                       +1 630 783 4911
info@decode.is                      internet@medichem.com

NOONAN RUSSO COMMUNICATIONS
Ernie Knewitz
+1 212 696 4455 ext. 204

deCODE genetics to Acquire MediChem Life Sciences
     ACQUISITION OF INTEGRATED CHEMISTRY CAPABILITIES TO ACCELERATE DECODE'S
            GROWTH INTO A FULLY-INTEGRATED BIOPHARMACEUTICAL COMPANY

Reykjavik, ICELAND, and Woodridge, ILLINOIS, January 8, 2002 -- deCODE genetics, Inc. (Nasdaq/Nasdaq Europe:DCGN) and MediChem Life Sciences, Inc. (Nasdaq:MCLS), a pioneer in providing drug discovery and development services to the biopharmaceutical industry, today announced that they have signed a definitive agreement for deCODE to acquire MediChem in a stock-for-stock exchange. The transaction has been approved by the boards of directors of both companies. The acquisition will give deCODE capabilities in chemistry and structural proteomics that will be used in the implementation of its strategy of turning its targets identified by applying population genomics to common diseases into novel drugs for the market. deCODE and MediChem management will discuss today's announcement with analysts and investors in a conference call to be webcast live today at 9am EST/2pm GMT (details below).

Under the terms of the merger agreement, which is expected to close in the second quarter of 2002, MediChem shareholders will receive 0.3099 shares of newly issued deCODE common stock in exchange for each MediChem share of common stock. Using deCODE's stock price at the close of business yesterday, this would result in a purchase price of $3.04 per share of MediChem common stock and implies an equity value of approximately $83.6 million. On a pro forma basis, MediChem shareholders will own approximately 15.7% of the combined company's capital stock.

As a result of this transaction, deCODE expects to issue a total of approximately 8.3 million shares of common stock and assume all outstanding options of MediChem. The merger will be accounted for using the purchase method of accounting and is expected to be tax-free to MediChem shareholders. The merger is subject to Hart-Scott-Rodino clearance as well as approval by shareholders. deCODE and certain shareholders of MediChem representing approximately 63% of the voting rights of the outstanding MediChem common stock have entered into an agreement by which such shareholders have agreed to vote all of their shares in favor of approval and adoption of the merger agreement.

"MediChem is an excellent complement to deCODE and today's announcement underscores our commitment to proprietary drug development. We have already at deCODE gene discovery projects in 50 common diseases, a portfolio of hundreds of proprietary drug targets, as well as the biology to validate
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targets and perform high-throughput screening. The addition of MediChem's extensive proteomics and chemistry expertise will enable us to go even further downstream in the drug development process, maximizing the creation of shareholder value from our breakthroughs in the genetics of common diseases," said Kari Stefansson, Chief Executive Officer of deCODE.

"We have been impressed with the infrastructure as well as the breadth and quality of the chemists and other scientists at MediChem. By coming together with MediChem deCODE also gains an expanded U.S. presence and significant new partnerships with pharmaceutical and biotechnology leaders including Pharmacia, Bristol Myers Squibb, Argonne National Laboratory, Degussa, Rigel Pharmaceuticals, Elitra Pharmaceuticals and Neurocrine Biosciences. We believe that this merger marks a major step towards building a fully-integrated biopharmaceutical company capable of bringing a range of therapeutic products to the market," Dr. Stefansson added.

"We believe that the combination of deCODE's target discovery program and MediChem's extensive small molecule development capabilities will yield a powerful engine for discovering novel drugs," said Dr. Michael Flavin, Chief Executive Officer of MediChem. "deCODE has proven that its unique population genomics approach can efficiently identify novel targets in major therapeutic areas. We believe that with our proteomics and medicinal chemistry skills, the combined company is positioned to create greater value for shareholders."

MediChem enhances deCODE's ability to maximize downstream value from its gene discoveries. Founded in 1987, MediChem (www.medichem.com) is a full-service drug discovery technology and services company that uses its high-throughput integrated chemistry platform to streamline genomics-based drug discovery and development. MediChem currently has 163 employees, including 107 chemists, 12 molecular biologists and 9 protein crystallographers. The company has substantial expertise in structural proteomics; lead discovery and optimization; combinatorial, computational and medicinal chemistry; biocatalysis; analytical and separations chemistry; chemical synthesis and scale-up; and clinical trials management and regulatory approvals.

The merged company will continue to provide drug discovery services to MediChem's pharmaceutical and biotechnology customers. These include 3M Pharmaceuticals, Abbott Laboratories, Allergan, Amgen, AstraZeneca, Bristol Myers Squibb, Degussa, DuPont Crop Protection, Eli Lilly, Elitra
Pharmaceuticals, Genta, GlaxoSmithKline, F.Hoffmann-La Roche, Johnson & Johnson, Neurocrine Biosciences, OSI Pharmaceuticals, Pfizer, Pharmacia, and Rigel Pharmaceuticals.

The merger will also provide deCODE with state-of-the-art U.S. research facilities, including MediChem's 100,000 square-foot discovery center in Woodridge, Illinois and its 40,000 square-foot development center in Lemont, Illinois. Also part of this acquisition are MediChem's three wholly-owned subsidiaries: ThermoGen, which has proprietary technologies in protein expression and biocatalysis, Emerald BioStructures, based near Seattle, which is focused on high-throughput structural proteomics, and Advanced X-Ray Analytical Services, which provides state-of-the-art protein X-ray analysis at Argonne National Laboratory's Advanced Photon Source.

In this transaction, Robertson Stephens, Inc. and UBS Warburg LLC acted as financial advisors to deCODE and MediChem, respectively.

ABOUT DECODE

deCODE genetics, based in Reykjavik, Iceland, is using population genomics to create a new paradigm for healthcare. With its uniquely comprehensive population data, deCODE is turning research on the genetic causes of common diseases into a growing range of products and services -- in gene discovery, pharmaceuticals, DNA-based diagnostics, pharmacogenomics, in silico discovery tools, bioinformatics
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and medical decision support systems. deCODE is delivering on the promise of the new genetics.(SM) Visit us on the Web at www.decode.com.

CONFERENCE CALL INFORMATION

A CONFERENCE CALL, DURING WHICH DECODE CEO KARI STEFANSSON, DECODE EXECUTIVE VICE PRESIDENT AND SENIOR BUSINESS OFFICER HANNES SMARASON, AND MEDICHEM CEO MICHAEL FLAVIN WILL DISCUSS TODAY'S ANNOUNCEMENT, WILL BE WEBCAST LIVE TODAY AT 9:00AM EST/2:00PM GMT. INTERESTED INVESTORS CAN LISTEN TO THE CALL BY CLICKING ON THE ICON ON THE "INVESTOR EVENTS" PAGE ON DECODE'S WEBSITE www.decode.com, OR ON CCBN THROUGH www.companyboardroom.com. THE WEBCAST WILL BE AVAILABLE FOR REPLAY APPROXIMATELY THREE HOURS AFTER THE CONCLUSION OF THE CALL AND WILL BE ARCHIVED ON BOTH SITES FOR AT LEAST ONE WEEK. A TELEPHONE REPLAY OF THE CALL WILL ALSO BE AVAILABLE APPROXIMATELY TWO HOURS AFTER THE CALL CONCLUDES AND WILL BE ARCHIVED FOR ONE WEEK. THE REPLAY CAN BE ACCESSED BY DIALING (800) 475 6701 FROM THE US, OR +1 (320) 365 3844 FROM OUTSIDE THE US. THE ACCESS CODE IS 622119.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed acquisition of MediChem by deCODE.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that MediChem's business will not be integrated successfully with that of deCODE, costs related to the merger, failure of the shareholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in deCODE and MediChem's filings with the Securities and Exchange Commission. deCODE and MediChem are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by deCODE and MediChem as soon as practicable. When filed, copies of the proxy statement/prospectus (and other documents filed by deCODE and MediChem) may be obtained free of charge at the Commission's website at www.sec.gov. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the proxy statement/prospectus, both deCODE and MediChem file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by deCODE or MediChem at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. deCODE's and MediChem's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.
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deCODE, MediChem, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of MediChem with respect to the transactions contemplated by the merger agreement. A description of any interests that MediChem's or deCODE's directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

This press release is not an offer to purchase shares of MediChem, nor is it an offer to sell shares of deCODE common stock which may be issued in any proposed merger with MediChem. Any issuance of deCODE common stock in any proposed merger with MediChem would have to be registered under the Securities Act of 1933, as amended and such deCODE common stock would be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.

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